October 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Life & Annuity Insurance Company (“Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1A
File Nos. 333-219410 and 333-219412

Dear Mr. Orlic:

Electronically transmitted for filing, pursuant to the Securities Act of 1933 is the above-referenced pre-effective amendment (“Amendment”) for Registrant. Registrant is filing the Amendment in order to effect changes in the registration statement necessary to respond to comments by the Commission staff and to make other non-material changes.

I. RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment, as communicated by letter dated September 19, 2017 by you, followed by Registrant’s response.

Comment No. 1

The staff considers the use of the term “Capital Market Protector” in the name of the Contract potentially misleading since it suggests that investments in the Contract are protected from loss when in fact they are not. We note disclosure on the cover page stating “You may lose money that you allocate to a Strategy” and “such loss may be significant.” Please revise. See Sample Letter Sent to Financial Institutions Regarding Their Structured Note Offerings Disclosure in Their Prospectus Supplements and Exchange Act Reports (Apr. 2012), www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm (noting “Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.”)

Response

Comment complied with by revising the name of the Contract to “Great-West Capital Choice.”

Comment No. 2

Please make the following disclosures on the cover page:

•	Index-linked annuity contracts are complex insurance and investment vehicles.

Investors should speak with a financial professional about the Contract’s features,

benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.

•	The prospectus describes all material rights and obligations of annuity purchasers under the Contract.
•	The insurer’s ability to meet its obligations under the Contract is subject to the creditworthiness or financial strength of the insurer.

Response

Comment complied with by adding the following disclosures on the Cover Page, as follows:

“Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, you should speak with a financial professional about the Contract’s features, benefits, risks and fees and whether the Contract is appropriate for you based on your financial situation and objectives.

The prospectus describes all material rights and obligations under the Contract. You should study this prospectus and retain it along with a copy of the Contract for future reference.

All guarantees under the Contract are obligations of Great-West Life & Annuity Insurance Company and are subject to the creditworthiness or financial strength of Great-West Life & Annuity Insurance Company.”

Comment No. 3

Please include on the outside cover page a cross-reference to the risk factors section, highlighted by prominent type or in another manner. See Item 1 of Form S-1 and Item 501(b)(5) of Regulation S-K.

Response

Comment complied with by adding a cross-reference to “Risk Factors” on the Cover Page.

Comment No. 4

Please disclose that the Separate Account is not registered as an investment company under the Investment Company Act of 1940.

Response

Registrant believes this particular disclosure is already appropriately emphasized in prospectus, based on the product design whereby Owners do not participate in the performance of the assets held in the Separate Account and Owners do not have any direct claim on assets held therein. Please see the definition of “Separate Account” under the “Glossary of Significant Terms” on page 3 and the first sentence of the second paragraph under “Other Information” in the “Risk Factors” on page 12 for the disclosure referenced in your Comment 4.

Comment No. 5

Please define the term “Annuity Option” in this section and consistently capitalize it throughout the prospectus. To the extent that this term is intended to cover the same concept as the defined term “Annuity Payment Option,” please revise the prospectus to use that term consistently.

Response

Comment complied with by revising all previous references to “Annuity Option” to the appropriately defined term of “Annuity Payment Option.”

Comment No. 6

In the definitions of “Buffer” and “Floor” please clarify that the same Buffer and Floors will be available each Contract Year during the Accumulation Period.

Response

Comment complied with by revising the definitions of “Buffer” and “Floor” to indicate that each will be available each Contract Year during the Accumulation Period.

Comment No. 7

In the definition of “Interest MVA Term” please clarify, if true, that this phrase refers to a period in which the parameters used to determine the MVA factors are fixed, rather than to an investment period for the Contract. Elsewhere in the summary, please clarify the term of the Contract.

Response

Comment complied with by clarifying the definition of “Interest MVA Term” and adding disclosure under “How can you access your Contract Value?” on page 8 as follows:

“The Strategy Interest MVA Factor is subject to a six year term that begins on the Contract Effective Date and renews every six years for the life of your Contract.”

Comment No. 8

In the definition of “Market Value Adjustment” please clarify the extent to which this adjustment will not be made if a Gross Withdrawal occurs at the end of a Strategy Term or the Interest MVA Term.

Response

Comment complied with by revising the definition of “Market Value Adjustment” to clarify the nature of the adjustment upon a Gross Withdrawal at the end of a Strategy Term End Date or Strategy Interest Term End Date.

Comment No. 9

Please clarify, in the first paragraph on page 6, that all Crediting Factors will remain unchanged even if a new Reference Index is substituted.

Response

Comment complied with by clarifying the language in the first paragraph of page 6 under “What are the key features of the Contract?” as follows (emphasis added):

“All Crediting Factors that are available at the time you purchase your Contract (including the 0 % Floor) will be available for each Reference Index, including a substituted Reference Index, for the life of your Contract.”

Comment No. 10

Please disclose, in the second paragraph on page 6, that amounts invested for multiple segments can result in larger losses than those indicated by the applicable Crediting Factor.

Response

Comment complied with by adding disclosure to the second paragraph on Page 6 as follows:

“Over multiple Strategy Terms, cumulative negative Strategy Credits for a Strategy may exceed the Floor established by the selected Crediting Factor because a negative Strategy Credit up to the amount of the Floor may be applied on each Strategy Term End Date.”

Comment No. 11

Please disclose, in the third paragraph on page 6, how investors will be notified of the change in the Cap. Please also include here the information appearing under the caption “Changes to Caps applicable for New Contract Year” on page 19, and disclose to investors that, if they do not like the new Cap, they may surrender their contract or request a partial withdrawal, subject to any specified charges.

Response

Comment complied with by adding disclosure as a new fifth paragraph on Page 6 as follows:

“We will send you a letter at least fifteen calendar days prior to your Strategy Term End Date advising you that your Caps are expiring and stating the new Caps that will be available for the next Strategy Term Start Date. You will have the choice of continuing in the Strategy with the new Cap, moving your Contract Value to another Strategy with the same Reference Index and a different Crediting Factor or moving your Contract Value to another available Strategy with a different Reference Index. If you do not inform us that you want to move your Contract Value to another Strategy, you will stay in the current Strategy subject to the new Cap. If you choose not to allocate your Contract Value to any available Strategy, you may withdraw the Contract Value or surrender the Contract, subject to any applicable Withdrawal Charge and MVA.”

Comment No. 12

Please disclose in this section the maximum fees and charges for all contract features and benefits.

Response

Comment complied with by adding disclosure as a new sixth paragraph on Page 6 as follows:

“During the Accumulation Period the Contract is subject to an annual Contract Fee equal to 1.20% of the total value of all your interests in the Strategies, a maximum Withdrawal Charge of 7% on any withdrawal in excess of the free annual withdrawal amount or full surrender during the first six Contract Years and an MVA on any withdrawal in excess of the free annual withdrawal amount or full surrender taken at any time during the Accumulation Period. See “Fees and Charges” and “Market Value Adjustment” for detailed information on these fees, expenses, and adjustments.”

Comment No. 13

Please confirm that an investor will always have an ability to choose a Floor of 0%, and that the investor would never lose principal if the investor always opted for a Strategy with that Floor.

Response

Comment complied with by clarifying the language in the first paragraph of page 6 under “What are the key features of the Contract?,” as referenced in Response to Comment No. 9 above and by disclosure on paragraph 3 of page 6 as follows:

“A Crediting Factor with a Floor of 0% will never result in a Strategy Credit of less than zero, which would reduce your Strategy Value. However, the deduction of applicable Contract fees and charges or the application of the MVA may result in a reduction of your Surrender Value below the amount of your Purchase Payment.”

Comment No. 14

We note the capitalized term “Surrender Charge” in this section. Please define this term and disclose the amount of the charge. If you mean, “Withdrawal Charge,” please revise the prospectus to use that term consistently.

Response

Comment complied with by revising the references to “Surrender Charge” to “Withdrawal Charge” in the second paragraph of page 7.

Comment No. 15

If the disclosed adjustments and/or charges described in this section could lead to losses of principal even if index performance has been positive up to the point of withdrawal, please disclose this and briefly describe why this might be so.

Response

Comment complied with by disclosure in the last sentence of the first paragraph of page 8, under “How can you access your Contract Value?,” as follows:

“Even if Strategy Credits are positive the deduction of the Contract fees and charges, including the Withdrawal Charge, and the application of the MVA may reduce your Surrender Value below your Purchase Payment.”

Comment No. 16

In the last sentence of the first paragraph, please disclose that an MVA continues to apply after the first six Contract Years until annuitization, and revise the cross reference to indicate that the referenced sections describe the applicable MVA adjustments during all periods in which the MVA applies.

Response

Comment complied with by disclosure in a new second paragraph of page 8, under “How can you access your Contract Value?,” as follows:

“The MVA is comprised of two components, the Strategy Interest MVA Factor and the Strategy Index MVA Factor, which relate to the fixed income securities and derivative contracts used to support the Contract. The MVA Factors approximate the change in value of the assets that we must sell to fund your withdrawal.

•	The Strategy Interest MVA Factor is subject to a six year term that begins on the Contract Effective Date and renews every six years for the life of your Contract through the Accumulation Period. The Strategy Interest MVA Factor may result in an adjustment to a Gross Withdrawal taken on any day, including a Strategy Term End Date, except a Strategy Interest Term End Date, which occurs once every six years.
•	The Strategy Index MVA Factor may result in an adjustment to a Gross Withdrawal on any day, except a Strategy Term End Date. On any Strategy Term End Date the Strategy Term Index Factor will equal zero and will not result in any related adjustment to the Gross Withdrawal.”

Comment No. 17

Please disclose in this section what options are available to an investor if the investor does not find any of the new Caps acceptable. Please also disclose that an investor may re-allocate Strategy Value on each Contract Anniversary during the entire Accumulation Period.

Response

Comment complied with by clarifying the disclosure under “Limitation on Allocations among Strategies” on page 9 as follows:

“You assume the risk that the new Cap may be as low as the minimum Cap of 1.5%. You will have the choice of continuing in the Strategy with the new Cap, moving your Strategy Value to another Strategy with the same Reference Index and a different Crediting Factor or moving your Strategy Value to another Strategy with a different Reference Index. If you do not inform us that you want to move your Contract Value to another Strategy, you will stay in the current Strategy subject to the new Cap. If you choose not to allocate your Strategy Value to any available Strategy, you may make a partial withdrawal or surrender your Contract, subject to any applicable Withdrawal Charge and MVA.”

Comment No. 18

Please provide risk disclosure applicable to the types of securities comprising each Reference Index (e.g., large-capitalization companies, foreign equities, small capitalization companies).

Response

Registrant believes this prospectus already includes the disclosures mentioned in Comment 18. Specifically, see “Risks Associated with the Reference Indices” on pages 10 and 11. Registrant has expanded and elaborated on the risks in some instances.

Comment No. 19

Please disclose that returns investors have anticipated may not be available if you substitute a new Reference Index.

Response

Comment complied with by disclosure on the second sentence of the first paragraph under “Substitution of a Reference Index” as follows:

“The performance of the new Reference Index may be different from the original Reference Index, which may affect your ability to receive positive Strategy Credits.”

Comment No. 20

Disclosure states that you would attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index. Please disclose definitively that you will choose a new Reference Index with these characteristics, or specify the objective criteria that you will apply for choosing a new Reference Index if you are unable to identify a new Reference Index with these characteristics. Similar disclosure appears on page 14.

Response

Comment complied with by disclosure under “Substitution of a Reference Index” as follows:

“The resulting Strategy Credit will be credited to your Strategy Value on the scheduled Strategy Term End Date, which will be later than the date when the Reference Index is terminated unless the Reference Index is substituted on the Strategy Term End Date. The selection criteria for a suitable alternative Reference Index include the following:

•	There is a sufficiently large market in exchange traded and/or over-the-counter options, futures and similar derivative instruments based on the index to allow the Company to hedge Strategy Credit Rates;
•	The index is recognized as a broad-based index for the relevant market; and
•	The publisher of the index allows the Company to use the index in the Contract and other materials for a reasonable fee.

If we add or substitute a Reference Index associated with the Strategies, we will send you written notice stating the effective date of the addition or substitution at your last known address. We will include the notice in the periodic report unless earlier written notice is necessary.”

Comment No. 21

We note the capitalized term “Transfer Requests” in this section. Please define this term.

Response

Comment complied with by correcting the reference to “Transfer Requests” in the “Cybersecurity Risk” section to a generic reference to “transfer requests,” as initially intended.

Comment No. 22

Please clarify disclosure stating that “[t]he interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request.” In particular, please describe the nature, substance and parameters of such a request.

Response

Comment complied with by correcting the disclosure in the third paragraph under “Beneficiary,” by removing the reference to, “…unless the Owner otherwise indicates by Request” as follows:

“The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary.”

Comment No. 23

Please clarify whether any exchange rate adjustment will be made to the foreign equity indices.

Response

Comment complied with by disclosure in the fifth sentence of the first paragraph of page 17 under “MSCI EAFE Price Return Index” as follows:

“Index Value and Index Performance will be calculated without any exchange rate adjustment.”

Comment No. 24

In the first paragraph on page 15, please revise the disclosure to clarify that the Floors and Buffer will be available for each Reference Index, or substitute Reference Index, during the life of the Contract.

Response

Comment complied with by disclosure in the second sentence of the first paragraph under “Crediting Factors” on page 19 as follows:

“The Crediting Factors will be available for each Reference Index, or substitute Reference Index, during the life of your Contract.”

Comment No. 25

Among the factors considered by the Company when determining whether to change the Cap is “unanticipated Owner experience.” Please clarify your disclosure with respect this factor.

Response

Comment complied with to clarify that “unanticipated Owner experience” refers to experiences that vary from the Company’s actuarial assumptions as follows:

“…unanticipated Owner experience that varies from our actuarial assumptions.”

Comment No. 26

Please clarify, if true, that the MVA will be applied during the entire Accumulation Period, but that the parameters for application of the MVA will be adjusted every six years.

Response

Comment complied with by disclosure in the third paragraph under “Purpose of the MVA” on page 26 as follows:

“The Strategy Interest MVA Factor is subject to a six year term that begins on the Contract Effective Date, during which the formula used to calculate the Strategy Interest MVA Factor is fixed. Your Contract continues after the Interest MVA Term End Date, and the Interest MVA Term renews every six years for the life of your Contract. The Strategy Interest MVA Factor may result in an adjustment to a Gross Withdrawal taken on any day, including a Strategy Term End Date, except a Strategy Interest Term End Date, which occurs once every six years.”

Comment No. 27

In this section, and throughout the prospectus as applicable, please consistently use the term “Index MVA Factor” if this is what is meant by the term “Index MVA.” If not, please define the term Index MVA. Also, please disclose, if true, that the Interest MVA Factor applies if a withdrawal is made on any Strategy Term End Date and throughout the entire Accumulation Period.

Response

Comment complied with by correcting “Index MVA” to “Index MVA Factor” throughout the prospectus. Further, disclosure was added to clarify how the Interest MVA Factor applies on a Strategy Term End Date, on the first paragraph on page 27, as follows:

“In contrast, the application of the Strategy Interest MVA Factor may result in an adjustment to a partial withdrawal or surrender taken on any day, including a Strategy Term End Date, except an Interest MVA Term End Date, which occurs every six years.”

Comment No. 28

This section contains several cross-references to “Federal Income Tax Matters.” Please correct these cross-references, given that no such section exists in the prospectus.

Response

Comment complied with by correcting all cross-references from “Federal Income Tax Matters” to “Taxation of the Contract” throughout the prospectus.

Comment No. 29

Please clarify whether the waivers described in this section are only applicable to a full surrender.

Response

Comment complied with by disclosure that hardship waivers are only applicable to a full surrender under “Hardship Waivers” on page 29 as follows (emphasis added):

“We will not deduct a Withdrawal Charge or apply an MVA in the case of a full surrender where the Owner or Annuitant qualifies for the Nursing Home or Hospital waiver or terminal illness waiver, as described below. Before granting the waiver, we may request a second opinion or examination of the Owner or Annuitant by one of our examiners. We will bear the cost of any second opinion or examination. Further, the Company reserves the right to require access to medical records prior to payment of any amount. You may exercise this waiver only once during the time you own the Contract. Hardship Waivers are only applicable to a full surrender.

•	Nursing Home or Hospital Waiver. We will not deduct a Withdrawal Charge or apply an MVA in the case of a full surrender where any Owner or Annuitant is confined to a licensed Nursing Home or Hospital, and has been confined to such Nursing Home or Hospital for at least 180 consecutive calendar days after the latter of the Effective Date or the date of change of Owner or Annuitant. We may require verification of confinement to the Nursing Home or Hospital.

The conditions that must be met are:

➢	Proof that the confinement in a Nursing Home or Hospital is recommended by a physician who is duly licensed by the state to treat the injury or sickness causing the confinement and who is not an employee of the Nursing Home or Hospital where the Annuitant or Owner is confined; and
➢	A Request for a waiver of the Withdrawal Charge and the MVA, accompanied by written proof of confinement and the physician’s recommendation described above, is received by the Administrative Office no later than 90 calendar days following the date that the qualifying confinement has ended.

•

Terminal Illness Waiver. We will not deduct a Withdrawal Charge or apply an MVA in the case of a full surrender where any Owner or Annuitant is diagnosed with a terminal illness and has a life expectancy of 12 months or less from the date of the request for a withdrawal.

As proof, we may require a determination of the terminal illness. Such determination must be signed by a licensed physician making the determination after the latter of Effective Date or the date of change of the Owner or Annuitant. The licensed physician must not be the Owner or Annuitant or a member of either’s immediate family.”

Comment No. 30

In the last paragraph of this section, please revise the disclosure stating that, to receive Income Payments, the Annuitant/Joint Annuitant must be living on the Annuity Commencement Date. Certain Annuity Payment Options don’t appear to require that the Annuitant/Joint Annuitant be living in all circumstances. Please also revise the disclosure regarding Option 2 and Option 4 on this same page to clarify this point.

Response

Comment complied with by disclosure in the last paragraph of “Terms of Income Payments” as follows:

“To receive Income Payments under any Annuity Payment Option, the Annuitant/Joint Annuitant must be living on the Annuity Commencement Date and on the date that each subsequent payment is due as required by the terms of the Annuity Payment Option.”

Further, disclosures regarding Annuity Payment Options 2 and 4 under “Annuity Payment Options” on page 34 were clarified as follows:

“Option 2 – Life Annuity with Guaranteed 10-Year Period Certain. We make Income Payments during the life of the Annuitant, with payments for a guaranteed minimum period of 10 years. The Contract will not enter the Payment Period if the Annuitant dies after the election of this Annuity Payment Option 2, but prior to the date Income Payments begin, and the Beneficiary will receive the Contract’s Surrender Value. If the Annuitant dies after Income Payments begin, the Beneficiary will receive the present value of the remaining payments, computed at the interest rate used to calculate Option 2, for the guaranteed minimum period of 10 years.”

“Option 4 – Joint and Last Survivor with Guaranteed 10-Year Period Certain. We make Income Payments during the life of the Annuitant and Joint Annuitant, with payments for a guaranteed minimum period of 10 years. The Contract will not enter the Payment Period if the last surviving Annuitant dies after election of this Annuity Payment Option 4, but prior to the date Income Payments begin, and the Beneficiary will receive the Contract’s Surrender Value. If the last surviving Annuitant dies after Income Payments begin, the Beneficiary will receive the present value of the remaining payments, computed at the interest rate used to calculate Option 4, for the guaranteed minimum period of 10 years.”

Comment No. 31

Disclosure states that the registrant will make Income Payments “monthly, quarterly, semiannually, or annually.” Please disclose how and when this determination will be made and how it will be communicated to Contract Owners.

Response

Comment complied with by disclosure in the fourth paragraph under “Election of an Annuity Payment Option” as follows:

“You may elect to receive Income Payments monthly, quarterly, semiannually, or annually. We will also furnish the amount of such payments on Request. Payments that are less than $20 will only be made annually.”

Further, please note the disclosure in the second paragraph under “Election of an Annuity Payment Option” on page 34 as follows:

“The election of an Annuity Payment Option must be made by written Request. The election is irrevocable after the payments commence. The Payee may not assign or transfer any future payments under any option.”

Comment No. 32

Please clarify in the last paragraph of this section that the default Annuity Payment Option is Option 1.

Response

Comment complied with by disclosure in the last paragraph under “Election of an Annuity Payment” on page 34 as follows:

“If you do not specify an Annuity Payment Option in your application, the default payment option will be Option 1 - Life Annuity. You may change this payment option any time before payments begin on the Annuity Commencement Date.”

Comment No. 33

Please clarify what happens if the Annuitant dies before the first Income Payment under Option 2 and Option 4.

Response

Comment complied with by disclosure in Options 2 and 4 under “Annuity Payment Options” on pages 34 and 35 as follows (emphasis added):

“Option 2 – Life Annuity with Guaranteed 10-Year Period Certain. We make Income Payments during the life of the Annuitant, with payments for a guaranteed minimum period of 10 years. The Contract will not enter the Payment Period if the Annuitant dies after the election of this Annuity Payment Option 2, but prior to the date Income Payments begin, and the Beneficiary will receive the Contract’s Surrender Value. If the Annuitant dies after Income Payments begin, the Beneficiary will receive the present value of the remaining payments, computed at the interest rate used to calculate Option 2, for the guaranteed minimum period of 10 years.”

“Option 4 – Joint and Last Survivor with Guaranteed 10-Year Period Certain. We make Income Payments during the life of the Annuitant and Joint Annuitant, with payments for a guaranteed minimum period of 10 years. The Contract will not enter the Payment Period if the last surviving Annuitant dies after election of this Annuity Payment Option 4, but prior to the date Income Payments begin, and the Beneficiary will receive the Contract’s Surrender Value. If the last surviving Annuitant dies after Income Payments begin, the Beneficiary will receive the present value of the remaining payments, computed at the interest rate used to calculate Option 4, for the guaranteed minimum period of 10 years.”

Comment No. 34

Please clarify the operation of Option 5, including the circumstances under which a lump sum refund will be payable. Disclosure simply states that a Payee “may receive a lump sum refund.” If a lump sum will be paid any time the amount applied to this Annuity Option exceeds the total paid to the Annuitant under this Annuity Option, please make that clear.

Response

Comment complied with by disclosure in Option 5 under “Annuity Payment Options” on page 35 as follows:

“Option 5 – Life Annuity with Cash Refund. We make Income Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death, the Payee may receive a lump sum refund. The amount of the lump sum refund equals the amount applied to this Annuity Payment Option minus the total paid to the Annuitant under this option. If the Annuitant dies before the lump sum amount applied to this Annuity Payment Option has been recovered, the remaining lump sum amount will be paid to the Beneficiary.”

Comment No. 35

Disclosure states that the amount of commissions paid to dealers “is not expected to be more than 8% of the Purchase Payment.” Please state the highest commission provided for in the selling agreements. See Item 8 of Form S-1 and Item 508(h) of Regulation S-K.

Response

Registrant believes the disclosure adequately describes the highest anticipated commission amount to be paid under existing and future selling agreements. Further, this disclosure is nearly identical to disclosures in many of Registrant’s existing registered variable products.

Comment No. 36

Please disclose the underwriter’s compensation. See Item 8 of Form S-1 and Item 508(e) of Regulation S-K.

Response

Registrant does not believe underwriter compensation is relevant to this particular product offering which differs from a “traditional” underwritten S-1. Note, this particular product is underwritten by a wholly-owned affiliate of Registrant, GWFS Equities, Inc.

Comment No. 37

Please revise this section to incorporate by reference all quarterly and current reports filed since the end of the most recent fiscal year.

Response

Comment complied with by disclosure in the first paragraph of “Incorporation of Certain Documents by Reference” on page 42 as follows:

“The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017; our Quarterly Reports filed on Form 10-Q on August 11, 2016, November 10, 2016, May 12, 2017, and August 11, 2017; and our Current Reports filed on Form 8-K on May 2, 2017, July 26, 2017 and August 3, 2017.”

Comment No. 38

On page A-3, please provide more detail in your response as to how the Strategy Index MVA Factor was calculated to be -3.3547%. It appears that this figure should be -2.185%.

Response

Comment complied with by confirming the accuracy of the calculation on A-3 and revising the formulas in Examples 4 – 9 in “Appendix A” as follows (emphasis added):

Strategy Index MVA Factor = -3.3547% = A – B – C x (D / E) where:

A = 7.66% = Strategy Option Value as of the date of Request;

B = 10.00% = Strategy Credit Rate as of the date of Request;

C = 2.03% = Strategy Option Value as calculated on the Strategy Term Start Date;

D = 0.50 = The number of years (whole and partial) from the date of Request to the Strategy Term End Date; and

E = 1.00    = Strategy Term

Comment No. 39

On page A-4, it appears that the Strategy Credit Rate should be -10% in the assumptions. We note that at the bottom of the page, B is in fact described as equal to -10%.

Response

Comment complied with by correcting the assumptions on page A-4 of “Appendix A” as follows (emphasis added):

“Strategy Base = $100,000 (and no prior withdrawals have been taken)

Free Annual Withdrawal Amount = $10,000

Index Performance: -10%

Strategy Credit Rate: +10%

Number of years (whole and partial) from the date of distribution to the Strategy Term End Date: 0.50”

Comment No. 40

Please provide examples demonstrating withdrawals taken earlier and later in the segment and showing the effect of surrender charges and the free withdrawal amount.

Response

Comment complied with by disclosure of additional examples 10 – 18 on pages A-9 through A-16 on under “Appendix A.”

Comment No. 41

Please ensure that your pre-effective amendment is signed by the controller or principal accounting officer.

Response

Comment complied with as Registrant’s pre-effective amendment is signed by Registrant’s controller and principal accounting officer, Kara Roe.

Comment No. 42

The Exhibit Index indicates that the tax opinion is combined with the legality opinion, but this is not the case. Please revise.

Response

Comment complied with revising the Exhibit Index of Part II to correct the reference on Exhibit 8 to “Not applicable.”

Comment No. 43

The Power of Attorney does not appear to relate to this registration statement. Please advise or file a new Power of Attorney with the pre-effective amendment.

Response

Registrant advises that the Power of Attorney includes broad language which contemplates various types of registration statements including Form S-1s as follows: “Form S-1…to be filed, as necessary, including but not limited to…”

Comment No. 44 (on File No. 333-219412 only)

Please revise this section to clearly state that any withdrawals made to pay Consultant fees will be subject to the MVA, to clarify any tax consequences of these withdrawals, and to state whether these withdrawals will be counted toward the free withdrawal amount. Please also direct investors to consult a financial or tax advisor before requesting any such withdrawals.

Response

Comment complied with by disclosure under “Withdrawals to Pay Consultants” on page 28 as follows (emphasis added):

“Withdrawals to Pay Consultants

You may request withdrawals from your Contract Value to pay Consultant fees. Withdrawals to pay Consultant fees may be made monthly or quarterly and shall be taken pro rata from your Strategy Value based on the Contract Value as of the date we receive your Request. A withdrawal Request for this purpose must meet a $100 minimum withdrawal requirement.    Withdrawals to pay Consultant fees shall count toward the free annual withdrawal amount and shall comply with all terms and conditions applicable to partial withdrawals, as described above; therefore, such withdrawals may be subject to an MVA.

Generally, a withdrawal to pay a Consultant fee is taxed on a last-in-first-out basis (LIFO). Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Contract Value to pay Consultant fees to confirm whether such withdrawal would be considered a taxable distribution. Withdrawals to pay Consultant fees are permitted to be made monthly or quarterly. If tax withholding applies, the amount(s) withdrawn may be “grossed up” for taxes. A Consultant fee that reduces the Contract Value to zero will result in surrender of the Contract.

Withdrawals to pay Consultant fees also may be taken from other assets managed by your Consultant, if any, rather than from assets held in the Contract. Deductions from your Contract Value to pay Consultant fee(s) may not be available through all Consultants or though all financial intermediaries.”

Please direct any question or comment regarding Amendment No.1 to me at (303) 737-1131 or via email at adam.kavan@greatwest.com.

Sincerely,

/s/ Adam J. Kavan

Adam J. Kavan

Counsel

Great-West Life & Annuity Insurance Company